                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                          GENENCOR INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                                   DANISCO A/S
                            DANISCO HOLDING USA INC.
                               DH SUBSIDIARY INC.
                               A/S PSE 38 NR. 2024
            (Name of Filing Persons (Offeror, Affiliates of Offeror))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    368709101
                                 (CUSIP Number)

                                JORGEN ROSENLUND
                      GROUP GENERAL COUNSEL, VICE PRESIDENT
                                   DANISCO A/S
                                 LANGEBROGADE 1
                                   P.O. BOX 17
                              DK-1001 COPENHAGEN K
                                011-45-3-266-2000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    COPY TO:

                            ROBERT A. MCTAMANEY, ESQ.
                          CARTER LEDYARD & MILBURN LLP
                     2 WALL STREET, NEW YORK, NEW YORK 10005
                                 (212) 732-3200

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
          $672,563,604                                   $79,572

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of the 34,938,369 outstanding shares of common stock of
Genencor International, Inc. not owned of record by Danisco A/S or its subsidiaries at the tender offer price of $19.25 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate
Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                    Filing Parties: Danisco A/S, Danisco Holding
                                                    ----------------------------
Amount Previously Paid: $79,572     USA Inc., DH Subsidiary Inc. and  A/S PSE 38
                        ----------- --------------------------------------------
                                    Nr. 2024
                                    --------------------------------------------

Form or Registration No. SC TO      Date Filed: February 15, 2005
                         ----------             --------------------------------

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                       2

     This Amendment Number 6 ("Amendment No. 6") amends and supplements (a) the
Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on February 15, 2005 by Danisco A/S
("Danisco"), Danisco Holding USA Inc., DH Subsidiary Inc. ("Buyer") and A/S PSE
38 Nr. 2024, as amended to date, and (b) the Statement on Schedule 13D originally filed by Danisco on February 7, 2005 as a result of the Stock
Purchase Agreement, dated January 27, 2005, among Danisco, Buyer, Eastman
Chemical Company and Eastman Chemical Company Investments, Inc, as amended to date. The Schedule TO relates to an offer by Buyer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of
Genencor International, Inc., a Delaware corporation (the "Issuer"), at a purchase price of $19.25 per Share, net to the seller in cash, without interest thereon. The offer is subject to the terms and conditions set forth in the Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), and in the
related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i)
and (a)(1)(ii), respectively, to the Schedule TO, and in the Supplement dated
March 9, 2005 (the "Supplement"), a copy of which was filed as Exhibit
(a)(1)(xiv) to Amendment No. 1 to the Schedule TO.

     This Amendment No. 6 is being filed on behalf of Buyer, Danisco, Danisco
Holding USA Inc., and A/S PSE 38 nr. 2024. Capitalized terms used in this
Amendment No. 6 and not defined herein have the meanings given thereto in the
Offer to Purchase.

     On April 15, 2005, Buyer issued a press release, filed as Exhibit
(a)(1)(xviii) to this Amendment No. 6, announcing that the competition authorities of Germany have finished their review relating to Buyer's acquisition of Issuer and have granted clearance of these transactions. The tender offer will expire on Tuesday, April 19, 2005, at 5:00 p.m. New York City
time, and Danisco will accept all tendered shares, subject to the continued
satisfaction of the conditions of the offer.

ITEM 12        EXHIBITS.

(a)(1)(xviii)  Press Release, dated April 15, 2005.

                                       3

                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       DANISCO A/S

                                       By:   Alf Duch-Pedersen
                                          --------------------------------------
                                          Name:  Alf Duch-Pedersen
                                          Title: Chief Executive Officer

                                       By:   Soren Bjerre-Nielsen
                                          --------------------------------------
                                          Name:  Soren Bjerre-Nielsen
                                          Title: Chief Executive Vice President,
                                                 Chief Financial Officer

                                       DANISCO HOLDING USA INC.

                                       By:   Jorgen Rosenlund
                                          --------------------------------------
                                          Name:  Jorgen Rosenlund
                                          Title: Vice President/Group General
                                                 Counsel

                                       DH SUBSIDIARY INC.

                                       By:   Jorgen Rosenlund
                                          --------------------------------------
                                           Name:  Jorgen Rosenlund
                                           Title: Vice President/Group General
                                                  Counsel

                                       A/S PSE 38 NR. 2024

                                       By:   Alf Duch-Pedersen
                                          --------------------------------------
                                          Name:  Alf Duch-Pedersen
                                          Title: Chief Executive Officer

                                       By:   Soren Bjerre-Nielsen
                                          --------------------------------------
                                          Name:  Soren Bjerre-Nielsen
                                          Title: Chief Executive Vice President,
                                                 Chief Financial Officer

Date: April 15, 2005

                                       4

                                INDEX TO EXHIBITS

EXHIBIT            DESCRIPTION
-------            -----------
(a)(1)(xviii)      Press Release, dated April 15, 2005.

                                       5